ANTISENSE THERAPEUTICS

9 November 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC 20549
UNITED STATES OF AMER[redacted]

05012762

SEC MAIL PROCESSING
RECEIVED
NOV 21 2005
WASH. D.C. 203 SECTION

Dear Sir/Madam

SUPPL

Re: Antisense Therapeutics Limited

Please find attached a copy of an announcement lodged with the Australian Stock Exchange (ASX):

Date of Announcement/Lodgement	To:	Title	No of pages
9 November 2005	ASX	CEO presenting at US Healthcare Conference	15

Yours sincerely

N. Korchev

Natalie Korchev
Company Secretary

NOV 23

Encl.

dlw 11/23

ANTISENSE THERAPEUTICS

9 November 2005

The Companies Section
The Australian Stock Exchange Limited
530 Collins Street
MELBOURNE VIC 3000

Dear Sir/Madam

Antisense Therapeutics to Present at Rodman & Renshaw Techvest 7th Annual Healthcare Conference

The Chief Executive Officer of Antisense Therapeutics Limited, Mark Diamond, will be presenting at the Rodman & Renshaw Techvest 7th Annual Healthcare Conference at The New York Palace Hotel in New York City at 9.25am on Wednesday, 9 November 2005, New York time. The program and details are available at www.rodmanandrenshaw.com.

The presentation, a copy of which follows, will provide an overview of the company including its clinical development and business activities. A webcast of the company's presentation will also be available via the following link: http://www.wsw.com/webcast/rrshq7/anpau/.

Yours sincerely

Natalie Korchev
Company Secretary

LEVEL 1, 10 WALLACE AVENUE TOORAK VICTORIA 3142 AUSTRALIA
TELEPHONE: +61 (3) 9827 8999 FACSIMILE: +61 (3) 9827 1166
ANTISENSE THERAPEUTICS LIMITED ABN 41 095 060 745 www.antisense.com.au

ANTISENSE THERAPEUTICS

ASX: **ANP**

OTCBB: **ATHJF.PK**

Rodman & Renshaw Techvest

7th Annual Healthcare Conference

November 9, 2005

November 2005

Antisense Therapeutics Limited

This presentation contains forward-looking statements regarding the company's business and the therapeutic and commercial potential of its technologies and products in development. Any statement describing the company's goals, expectations, intentions or beliefs is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those risks or uncertainties inherent in the process of developing technology and in the process of discovering, developing and commercialising drugs that can be proven to be safe and effective for use as human therapeutics, and in the endeavour of building a business around such products and services. Actual results could differ materially from those discussed in this presentation. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the Antisense Therapeutics Ltd Annual Report for the year ended June 30, 2005, copies of which are available from the company or at www.antisense.com.au.

ANP Business

Create, develop and commercialize novel antisense pharmaceuticals for large and/or niche unmet markets

- *Multiple Sclerosis (MS), Psoriasis, Acromegaly, Diabetic Retinopathy, and Asthma*

Select targets where technology will provide clear competitive advantages

- *ANP has exclusive worldwide license from Isis Pharmaceuticals for 2nd generation antisense technology*

ANP Business Strategy

- Leverage 14 years of Isis antisense technology development
- Fast track existing lead projects through pre-clinical and clinical development
- Create pipeline of new antisense therapeutics
- Commercialize those that are successful in clinical testing via licensing/partnering

ANP – Isis Collaboration

Licensed antisense inhibitor to VLA-4 (ATL 1102)

- *Patent protection for product and uses*
- *Antisense drug and formulation*
- *Manufacture cGMP material for human trials*

Discovery and Research of other antisense drugs

- *IGF1R (ATL 1101) – 2nd generation antisense lead inhibitor*
- *Pipeline (research targets) – generation of antisense lead inhibitors*

How antisense technology works...


DNA
mRNA
Transcription
Translation
Proteins
Antisense Drug (Oligonucleotide)
DISEASE

....Blocks disease-causing proteins from being produced

Second generation antisense chemistry: 2'MOE gapmer


X = S, O

- **Enhanced affinity for target mRNA**
  - more potent, potentially lower dose & more cost effective
- **Increased stability**
  - permits more convenient dosing regimes
- **Decreased toxicities compared to oligodeoxy nucleotides**
- **Potential for oral bioavailability**
- **Broad disease application**

7

ANP - Product Research & Development Pipeline

ANP PRODUCT	STATUS
ATL1102 multiple sclerosis s.c. injection	Clinical Phase IIa
ATL1101 psoriasis topical	Clinical "Proof of Concept"
ATL1103 vision, acromegaly s.c. injection	Preclinical Efficacy
ATL1102 asthma inhaled	Preclinical Efficacy

8

ATL1102 for Multiple Sclerosis

Disease & Market

- Life-long chronic disease of the central nervous system
- Global drug sales of > US$4bn in 2004
- Need for more effective drug with less side effects

Product

- Antisense inhibitor of VLA-4 protein
- VLA-4 is a clinically validated target in MS (Tysabri®)

VLA-4 Antisense Drug Activity in MS Mouse Model: Prophylactic dosing

3 Times a Week Works as Well as or Better Than Daily Dosing



saline
antisense 1 mg/kg sc daily
antisense 1mg/kg sc M/W/F
control oligo 1mg/kg sc
Disease Severity
2.5
2
1.5
1
0.5
0
1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 33 35 37
Days After Immunization

Isis data on file

VLA-4 Antisense Drug Activity in MS Mouse Model: Therapeutic dosing



saline
antisense 1 mg/kg prophylactic
antisense 1 mg/kg therapeutic
Disease Severity
3.5
3
2.5
2
1.5
1
0.5
0
1 3 7 9 11 13 15 17 19 21 23 25 27 29 31 36 38 41 43 47 49
Therapeutic dosing
Days After Immunization

Isis data on file

ATL1102 for Multiple Sclerosis - Value Creation

	1998/99	2002	2004	2005
MILESTONE	Activity established in animal models of MS and Asthma	Completed pre-clinical safety studies for Phase I MS trial	Completed Phase I Clinical trial in MS	Submitted application to conduct Phase IIa trial in MS patients
OUTCOME	***Data presented at Scientific forums and published in peer reviewed Journal***	***ATL1102 acceptable safety profile for clinical development***	***ATL1102 safe and well tolerated in humans***	***Will determine the activity and safety of ATL1102 in MS patients***

ATL1102 for Multiple Sclerosis

Application submitted to conduct Phase IIa MS trial

- 80 patients with relapsing-remitting MS
- Multicentre, randomised, double-blinded, placebo-controlled clinical trial in Germany
- Dosing: subcutaneous injection, twice per week over 8 weeks
- MRI indices measured at monthly intervals for 16 weeks
- Monitoring for JC virus activation
- Subject to approval study to start in 2005

Inhaled ATL1102 for asthma

- **Extension of ATL1102 research activities to asthma**
- **Animal (mouse) data on inhaled VLA-4 antisense presented at American Thoracic Society meeting (San Diego, May 2005)**
  - Drug active at low inhaled doses
  - Key asthma indicators suppressed
    - airway hyperresponsiveness
    - lung eosinophilia
    - airway mucous accumulation
- **Supports inhalation delivery concept**

ATL1101 for Psoriasis

Disease & Market

- Chronic non-contagious skin disorder
- Affects 1-2% of population
- Global drug sales forecast to exceed US$2 billion by 2007
- Need for more effective therapies

Product

- Antisense inhibitor of IGF-IR
- IGF-IR: regulates skin cell growth

ATL1101 for Psoriasis - Value Creation

	1999	2003	2004	2005
MILESTONE	Activity of injectable IGF-IR antisense established in animal model	Tested topical formulation of IGF-IR antisense in human psoriasis explants	Completed pre-clinical safety studies to support the Proof of Concept trial in psoriasis patients	Completed Proof of Concept trial
OUTCOME	*Data presented at Scientific forums and published in peer reviewed Journal*	*Activity of topical formulation confirmed (IGF-IR levels suppressed)* *Data presented at Scientific forums*	*ATL1101 acceptable safety profile for PoC clinical study*	*ATL1101 activity confirmed in patients with psoriasis*

Human proof of concept strategy - Psoriasis microplaque assay


2
3
5
2a
2
3
5
b

Rappersberger et al., Clearing of psoriasis by a novel immunosuppressive macrolide. J Invest Dermatol ***106****, 701-10 (1996).*

17

ATL1101 for Psoriasis

"Proof of Concept" study in psoriasis patients

- Microplaque (small plaque) assay
- Double-blinded, placebo controlled and randomised trial
- 11 psoriasis patients with mild to moderate disease severity
- Dosing regimen: 2 drug concentrations, applied once every 2 days, over a one month period
- Reference products also tested (calcipotriol and betamethasone)

18

ATL1101 for Psoriasis

PoC study - Results

- ATL1101 was active and well tolerated
- 1% and 10% formulations showed an improvement over placebo
  - 1% formulation improved the local plaque severity index score (LPSI) by 13% over placebo (p=0.03)
  - 10% formulation improved the LPSI by 11% over placebo (p=0.09)
- ATL1101 was not as effective as reference products in this study
- Assessing development path/options

19

ATL1103 for Growth & Sight Disorders

Growth - Acromegaly

- A disorder of excess growth hormone in adults associated with excess serum IGF-I
- Niche indication - affects 40,000* people
- High treatment costs (from A$14K-$33K/annum)
- Somatostatin analogue market leader: effective in ~ 60% of patients

** US, Europe and Japan*

20

ATL1103 for Growth & Sight Disorders

Sight - Diabetic Retinopathy

- Neovascularisation of the retina leading to blindness
- High prevalence: over 5 million Americans affected by diabetic retinopathy
- No approved drug treatments for diabetic retinopathy
- $Billion market potential

Product

- Antisense inhibitor to the Growth Hormone receptor (GHr)
- GHr; regulates GHr levels and an associated hormone, IGF-I

21

ATL1103 for growth & sight disorders

Pilot 1 week mouse study: sIGF-I



45% decrease; p<0.005
serum IGF-I at day 7 (ng/ml)
175
150
125
100
75
50
25
0
saline
ASO30
Treatment Group

Presented at International GH-IGF symposium, Cairns, April 2004

22

GHr ASO suppresses new vessel growth in mouse retinopathy model


Sham
ROP
Blood vessel profiles/field of inner retina
35
30
25
20
15
10
5
0
*
*#
*##
*##
*##
sham 5mg 10mg 20mg 30mg
ROP 5mg 10mg 20mg 30mg
ATL227446 /kg body weight, i.p.

*P<0.0001 compared to all sham groups.
#P<0.0005 compared to ROP+vehicle
##P<0.0001 compared to ROP+vehicle

ATL1103 – Value Creation

Activity of GHr antisense confirmed in animal models

GHr antisense suppresses IGF-I, a key marker for acromegaly
GHr suppresses neovascularisation, a key marker for diabetic retinopathy

Data presented at International Scientific forums

Study underway to confirm ATL 1103 activity in primates

- Testing 3 potential human leads
- Endpoint is suppression of IGF-I
- Select most potent compound for clinical development (early'06)

Outlook

Project	Value Driver / Milestone	Timing
ATL1102 MS	• Start Phase IIa • Complete Phase IIa trial and report results • Partnering objective	2005 Forecast 1H'07 Concl Ph IIa
ATL1101 Psoriasis	• Assess development path	2005
ATL1103 Growth & Sight Disorders	• Select lead compound for preclinical toxicology	Early '06
ATL1102 Asthma	• Continue animal pharmacology investigations • Partner or move into development	2005 2006

25

Capital Market Structure

Exchange: Ticker ASX: ANP
OTCBB: ATHYF.PK

Market Capitalisation A$17M

Key Shareholders

Circadian	20%
Syngene	15% (42% Circadian)
Isis	11%

Cash reserves of A$8M, no borrowings

26

ANP – Investment Fundamentals

Attractive product pipeline

- Clinically validated targets
- Mature, efficient, and predictable platform technology
- Products with platform based competitive advantages
- Significant market potential

Track record for hitting development milestones

- High quality and effective collaborations (Isis)
- Experienced management team

Near term milestones

- ATL1102; start Phase IIa trial
- ATL1101; assess development path
- ATL1103: select lead inhibitor for clinical development